Exhibit 99.2
TOTAL
2, place Jean Millier
La Défense 6
92 400 Courbevoie France
Fax: + 33 (0) 1 47 44 68 21
Isabelle DESMET
Tel.: + 33 (0) 1 47 44 37 76
Paul FLOREN
Tel.: + 33 (0) 1 47 44 45 91
Christine de CHAMPEAUX
Tel.: + 33 (0) 1 47 44 47 49
Kevin CHURCH
Tél.: + 33 (0) 1 47 44 70 62
Michaël CROCHET-VOUREY
Tel.: + 33 (0) 1 47 44 81 33
Sandra DANTE
Tel.: + 33 (0) 1 47 44 46 07
Philippe GATEAU
Tel.: + 33 (0) 1 47 44 47 05
Alain LIGAIRE
Tél.: +33(0)1 47 44 81 48
Elisabeth de REALS
Tel.: + 33 (0) 1 47 44 51 55
Lisa WYLER
Tel.: +33 (0) 1 47 44 38 16
TOTAL S.A.
Capital 5 929 520 185 euros
542 051 180 R.C.S. Nanterre
www.total.com
Total Petrochemicals Consolidates European Styrene Business
at the Gonfreville Facility and Commissions New World-Class Unit
Paris, January 21, 2009 — Total Petrochemicals today announces the start-up of a revamped world-class styrene* unit at its petrochemicals facility in Gonfreville-l’Orcher, near Le Havre, France. With capacity expanded by 210,000 metric tons per year, the 600,000-metric-ton-per year unit will be one of the largest in Europe, delivering superior performance, especially in terms of energy efficiency.

The unit’s start-up is part of the industrial restructuration project launched by Total Petrochemicals in France in spring 2007 to safeguard its competitiveness in light of the expected economic challenges. Central to this plan, Total Petrochemicals’ styrene business in Europe has been rescaled and consolidated at the Gonfreville complex, resulting in the shutdown of the Carling unit, in France. This reduced overall styrene production capacity by 120,000 metric tons per year.

Up to 1,600 people a day were involved in the construction of the new unit, a process that took just over a year and a half. The unit was delivered on schedule and on budget. Project capital expenditure amounted to €320 million, including €20 million to adapt the site infrastructure and improve safety and environmental standards.

Thanks in particular to its new reactors, the styrene unit’s energy efficiency has increased 30%, thereby reducing carbon emissions from styrene production processes by a similar percentage.

“We are now ready to face the coming years with enhanced competitiveness in a very challenging market. We have also improved our energy efficiency performance”, said François Cornélis, Vice Chairman of Total’s Executive Committee and President of the Chemicals branch.

The project is in line with Total’s strategy of adapting its industrial facilities to market trends. Total concentrates its petrochemicals activities on world-class integrated hubs in Europe and the United States and develops ethane-based growth projects in Qatar and Algeria.

*	Styrene is manufactured from benzene and ethylene. It is a major chemical intermediate that is used to produce a wide array of plastics, chiefly polystyrene.
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Total is one of the world’s major oil and gas groups, with activities in more than 130 countries. Its 96,000 employees put their expertise to work in every part of the industry — exploration and production of oil and natural gas, refining and marketing, gas trading and electricity. Total is working to keep the world supplied with energy, both today and tomorrow. The Group is also a first rank player in chemicals. www.total.com